SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

Electronics For Imaging, Inc.

(Name of Subject Company (Issuer))

Electronics For Imaging, Inc.

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

With an Exercise Price Greater Than $10.77 Per Share

(Title of Class of Securities)

286082102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

John Ritchie

Electronics For Imaging, Inc.

303 Velocity Way

Foster City, California 94404-4803

(650) 357-3500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

With a copy to:

C. Brophy Christensen, Esq.

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, California 94111

(415) 984-8700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,904,989	$273.70

*	Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Electronics For Imaging, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 3,358,639 shares of Electronics For Imaging, Inc. common stock and have an aggregate value of $4,904,989 as of August 28, 2009, calculated using the Black-Scholes-Merton option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $273.70	Filing Party: Electronics for Imaging, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 31, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Electronics for Imaging, Inc. (“EFI”) with the Securities and Exchange Commission on August 31, 2009, as previously amended and supplemented on September 10, 2009 and September 21, 2009. The Schedule TO relates to a one-time stock option exchange program pursuant to which EFI is offering certain employees the opportunity to exchange certain options to purchase up to an aggregate of 3,358,639 shares of EFI’s common stock, whether vested or unvested, that were granted under one of EFI’s equity incentive plans (including plans assumed by EFI in connection with mergers and acquisitions) and have a per share exercise price greater than $10.77, as described in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments dated August 31, 2009 provided as Exhibit (a)(1)(i) to the Schedule TO.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 amends and restates only the item to the Schedule TO that is being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 3 is the final amendment to the Schedule TO and reports the results of the tender offer. This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The option exchange expired on September 28, 2009 at 9:00 p.m. Pacific Daylight Time. A total of 1,000 eligible employees participated in the option exchange. Pursuant to the terms and conditions of the option exchange, EFI accepted for exchange options to purchase an aggregate of 2,761,469 shares of EFI common stock, representing 82.2% of the total number of options originally eligible for exchange. These surrendered options were cancelled effective as of the expiration of the option exchange, and immediately thereafter, in exchange therefor: (i) EFI granted a total of 347,751 new RSUs under EFI’s 2009 Equity Incentive Award Plan, and (ii) EFI will promptly make cash payments in the aggregate amount of $202,060.80 (less applicable withholdings and without interest).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2009	Electronics For Imaging, Inc.

	By:	/s/ John Ritchie
Name: John Ritchie
Title: Chief Financial Officer